SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 31, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001-80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683-1
SUBSCRIBED AND PAID-IN CAPITAL - R$3,403,688,565.23

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

BOARD OF DIRECTORS PROPOSAL

Dear Shareholders,

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP has the satisfaction of submitting to the appreciation of the Annual and Extraordinary General Meetings, pursuant to its Bylaws and to article 131, of the Law 6404/76 and amendments, the present Proposal, which is part of the Call Notice of the Meetings, to be held on April 29, 2008, for the discussion of the following matters:

Annual General Meeting

I. Analysis of the Management’s Accounts and Financial Statements, supported by the reports of the Fiscal Council and External Auditors, referring to fiscal year 2007, in compliance with the Management Report, the Balance Sheet and the corresponding Explanatory Notes.

II. Resolution on the allocation of the net income of the year.

The proposal for the allocation of the income of fiscal year 2007 complies with article 192, of Law 6404/1976 and subsequent amendments:

Net Income of the period	R$ 1,048,702,734.17
(+) Realized Revaluation Reserve	R$ 87,669,943.96
(-) Interest on Own Capital	R$ 300,744,342.36
(-) Legal Reserve 5%	R$ 52,435,136.71
Retained Earnings	R$ 783,193,199.06

To meet the Company’s investment needs for 2008, estimated in the Annual Appropriation Law 12.788 from December 27, 2007, in the amount of R$891.6 million, we propose the transfer of R$783,193,199.06 from the retained earnings balance to the investments reserve account.

III. Election of the Board of Directors and Fiscal Council, sitting and alternate members.

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Extraordinary General Meeting

I. Proposal of capital stock increase to incorporating the profit reserve, in the amount of R$2,800,000,000.00 (two billion, eight hundred million Brazilian reais), pursuant to article 199 of Law 6404/76.

II. Proposal for amendment of article 5, caput, of the Bylaws in force, to identify the new paid-in capital stock as a result of the proposal for amendment from item I.

Article 5º

From: The Company’s subscribed and totally paid-in capital stock corresponds to R$3,403,688,565.23 (three billion, four hundred three million, six hundred eighty-eight thousand, five hundred sixty-five Brazilian reais, twenty three cents), represented by 227,836,623 (two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three) book-entry registered common shares, with no par value.

To: The Company’s subscribed and totally paid-in capital stock corresponds to R$6,203,688,565.23 (six billion, two hundred three million, six hundred eighty-eight thousand, five hundred sixty-five Brazilian reais, twenty three cents) represented by 227,836,623 (two hundred twenty-seven million, eight hundred thirty-six thousand, six hundred twenty-three) book-entry registered common shares, with no par value.

III. Proposal for amendment of article 7, caput, of the Bylaws in force, to expand the limit of authorized capital, in compliance with item I.

Article 7º

From: As per resolution of the Board of Directors, after hearing the Fiscal Council, the Company will be able to issue shares up to the limit of R$4,100,000,000.00 (four billion, one hundred million Brazilian reais), irrespective of amendments in the Bylaws, pursuant to legal limitations of this Bylaws.

To: As per resolution of the Board of Directors, after hearing the Fiscal Council, the Company will be able to issue shares up to the limit of R$ 7.000.000.000,00 (seven billion Brazilian reais), irrespective of amendments in the Bylaws, pursuant to legal limitations of this Bylaws.

The Board of Directors remains at the entire disposal of the Shareholders for any additional clarifications.

São Paulo, March 27, 2008.

Dilma Seli Pena
Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 31, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.